

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Henry L. Meyer III
Chief Executive Officer
KeyCorp
127 Public Square
Cleveland, OH 44114

> **Re: KeyCorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed August 9, 2010**
> **File No. 001-11302**

Dear Mr. Meyer:

We have reviewed your filings and response letter dated August 6, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you completed a sale of notes under your shelf registration statement in August. It does not appear, however, that you have filed a "clean" opinion of counsel. Please file such an opinion.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

2.   We note your response to comment 13 in our letter dated July 28, 2010. Please confirm
        that none of the loans to executive officers exceeded $120,000. Otherwise, amend your
        Form 10-K to provide the information required by Item 404 of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

3.   We note that you amended your Form 10-K to include a signed auditor report but chose
        to incorporate by reference your consolidated financial statements included in the
        Financial Review Section of your 2009 Annual Report to Shareholders. We do not
        believe that the incorporation by reference of sections of your Annual Report complies
        with Rule 12b-15 which requires amendments to set forth the complete text of each item
        as amended. Please refer to Rule 12b-15 and refile your amended Form 10-K
        accordingly.

        You may contact David Irving at (202) 551-3321 or Angela Connell at (202) 551-3426 if
you have questions regarding comments on the financial statements and related matters. Please
contact Michael Seaman at (202) 551-3366 me at (202) 551-3698 with any other questions.

                                        Sincerely,

                                        Mark Webb
                                        Legal Branch Chief